EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31 2002, 2003, 2004, 2005, and 2006 and for the nine months ended September 30, 2006 and 2007. As earnings were inadequate to cover the combined fixed charges, we have provided the average deficiency amounts. Fixed charges are the sum of (i) interest costs, including amortization of debt issuance costs; and (ii) the portion of operating lease rental expense that is representative of the interest factor ranging from 5.5% to 8.5%.

	Fiscal Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
EARNINGS
Net loss	$(27,987)	$(57,696)	$(33,425)	$(89,718)	$(39,271)	$(33,148)	$(86,011)
Plus: Fixed charges	1,787	1,794	2,046	1,646	1,474	1,135	4,600
Less: Interest capitalized	—	—	—	—	—	—	(300)
Plus: Amortization of interest capitalized	—	—	—	—	—	—	—

Earnings	$(26,200)	$(55,902)	$(31,379)	$(88,072)	$(37,797)	$(32,013)	$(81,711)

FIXED CHARGES
Interest expense on indebtedness	1,511	1,434	1,664	1,282	1,003	777	4,057
Interest capitalized	—	—	—	—	—	—	300
Interest expense on portion of rent	276	360	382	364	471	358	243

Total fixed charges	$1,787	$1,794	$2,046	$1,646	$1,474	$1,135	$4,600

Ratio of earnings to fixed charges	—	—	—	—	—	—	—
Coverage deficiency	$(27,987)	$(57,696)	$(33,425)	$(89,718)	$(39,271)	$(33,148)	$(86,311)

For the periods indicated in the table above, we had no outstanding shares of preferred stock with required dividend payments. As we had no earnings for the nine months ended September 30, 2006 and 2007, and in each of the years in the five-year period ended December 31, 2006, we are unable to calculate the ratio of combined fixed charges and preference dividends to earnings.